BeautyKind Holdings, Inc.

6101 W. Centinela Ave, Ste. 394

Culver City, CA 90230

April 20, 2016

VIA EDGAR

Pamela A. Long, Assistant Director

Mail Stop 4631

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	BeautyKind Holdings, Inc. (the “Company”)

Offering Statement on Form 1-A

File No. 024-10524

Dear Ms. Long:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be qualified by 4:00 P.M. Eastern Time on April 20, 2016, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

BeautyKind Holdings, Inc.

By:	/s/ John Hilburn Davis, IV
Name:	John Hilburn Davis, IV
Title:	Chief Executive Officer